Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON MAY 3, 2010

PLACE AND TIME:	Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaúsa, in the city and state of São Paulo, at 4:00 p.m.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following discussion of the following matters, the Directors resolved:

Board of Directors
1) To appoint: Chairman PEDRO MOREIRA SALLES  and Vice Chairmen ALFREDO EGYDIO ARRUDA VILLELA FILHO and ROBERTO EGYDIO SETUBAL.

Executive Board
2) To comprise the Executive Board for the term of office which shall extend until the investiture of those elected at the meeting of the Board of Directors that shall succeed the Ordinary General Meeting of 2011, through:

(i) the establishment of the number of seats on the Board to be set at 13 (thirteen), being the Chief Executive Officer, 2 (two) Executive Vice Presidents, 5 (five) Executive Officers and 5 (five) Officers;

(ii) reelection to the positions of (i) Chief Executive Officer: ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal – Piso Itaúsa; (ii) Executive Vice Presidents: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 6.045.777-6, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, Piso Itaúsa, and CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 10.266.958-2, enrolled in the Brazilian tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.400 – 4th floor; (iii) Executive Officers: CLAUDIA POLITANSKI, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 16.633.770-5, enrolled in the Brazilian tax register (CPF) under number 132.874.158-32, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô; MARCOS DE BARROS LISBOA, Brazilian, divorced, economist, bearer of Brazilian identity card RG-DETRAN/RJ number

MEETING OF THE BOARD OF DIRECTORS OF MAY 3, 2010 OF ITAÚ UNIBANCO HOLDING S.A.	Page 2

006.653.074-2, enrolled in the Brazilian tax register (CPF) under number 806.030.257-49, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaúsa; RICARDO BALDIN, Brazilian, married, bachelor's degree in accounting sciences, bearer of Brazilian identity card RG-SSP/RS number 1.005.553.266, enrolled in the Brazilian tax register (CPF) under number 163.678.040-72, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela Piso (-1); and SÉRGIO RIBEIRO DA COSTA WERLANG, Brazilian, married, engineer, bearer of Brazilian identity card RG-IFP/RJ number 045907540, enrolled in the Brazilian tax register (CPF) under number 506.666.577-34, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaúsa; (iv) Officers: JACKSON RICARDO GOMES, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 9.418.884, enrolled in the Brazilian tax register (CPF) under number 019.723.148-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela, Piso Zero; JOSÉ EDUARDO LIMA DE PAULA ARAUJO, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 19.840.851-1, enrolled in the Brazilian tax register (CPF) under number 147.989.458-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô; LUIZ FELIPE PINHEIRO DE ANDRADE, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/MG number M-1.313.491, enrolled in the Brazilian tax register (CPF) under number 549.930.836-53, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero; MARCO ANTONIO ANTUNES, Brazilian, legally separated, engineer, bearer of Brazilian identity card RG-SSP/SP 7.669.530-X, enrolled in the Brazilian tax register (CPF) under number 002.975.098-96, domiciled in the city and state of São Paulo at Praça Alfred Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero;  and WAGNER ROBERTO PUGLIESE, Brazilian, married, accountant, bearer of Brazilian identity card RG-SSP/SP number 10.311.777-5, enrolled in the Brazilian tax register (CPF) under number 006.233.488-37, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – Piso (-1);

(iii) election to the position of Executive Officer: CAIO IBRAHIM DAVID, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP 12.470.390-2, enrolled in the Brazilian tax register (CPF) under number 101.398.578-85, domiciled in the city and state of São Paulo  at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero;

(iv) not reelected to seats as Executive Officers, ANTONIO CARLOS BARBOSA DE OLIVEIRA, who requested that his term of office not be renewed for a further period, and SILVIO APARECIDO DE CARVALHO, for having reached the statutory age limit for exercising the position, both of whom shall cease to exercise their activities on this date, a vote of thanks being placed on record for important services rendered to the Company over approximately 40 years;

(v) not reelected to the position of Executive Officer RODOLFO HENRIQUE FISCHER, who ceases to exercise his activities on this date, since he shall assume responsibilities for the financial control area of the controlled company, Banco Itaú BBA S.A.;

(vi) since Silvio Aparecido de Carvalho, Chief Financial Officer was not reelected to his position on the Board and his replacement, Caio Ibrahim David, will only be vested in his position following ratification by the Central Bank of Brazil, to appoint the Executive Officer Sergio Ribeiro da Costa Werlang responsible for this function on an interim basis.

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3) To register (i) the submission of documents substantiating the meeting of conditions preliminary to eligibility  pursuant to articles 146 and 147 of Law 6.404/76 and current regulations, particularly Resolution 3.041/02 of the National Monetary Council (“CMN”) and Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission, and (ii) that the investiture of the members elected to their positions shall be formalized as soon as the election is ratified by the Central Bank of Brazil (“BACEN”).

4) Pursuant to CMN  and BACEN norms, to ascribe responsibilities to the officers of the Company as shown below:

CANDIDO BOTELHO BRACHER
- Commercial Portfolio – CMN Resolution 2.212/95
- Leasing Area – CMN Resolution 2.309/96
- Credit, Finance and Investment portfolio management – CMN Res. 2.212/95
- Home Mortgage portfolio – CMN Resolution 2.212/95
- Investment portfolio – CMN Resolution 2.212/95
- Deposit Accounts – CMN Resolution 2.078/94
- Committed Operations – CMN Resolution 3.339/06
- Foreign Exchange Market-related Operations – CMN Resolution 3.568/08
- Swap Operations – CMN Resolution 3.505/07
- Securities Lending and Exchange Operations – CMN Resolution 3.197/04
- National Financial System Customer Register –SFN - CCS – BACEN Circular 3.347/07
- Brazilian Payments System- related matters – SPB -  BACEN Circular 3.281/05

JACKSON RICARDO GOMES
- Risk Management – Resolution CMN 3.490/07

LUIZ FELIPE PINHEIRO DE ANDRADE
- Liquidity Risk Management – Resolution CMN 2.804/00

ALFREDO EGYDIO SETUBAL
- Investor Relations Officer – Instructions CVM 480/09

MARCO ANTONIO ANTUNES
- Credit Information System - SCR – BACEN Circular 3.445/09
- Updating of Data the Unicad system – BACEN Circular 3.165/02
- Accounting Area – CMN Resolution 3.198/04
- Definition of Limits and Minimum Regulatory Standards – BACEN Circular 3.398/08

MARCOS DE BARROS LISBOA
- Whistle-blowing, Complaints and Information Request Register - RDR – BACEN Circular 3.289/05
- Operational Risk Management – CMN Resolution 3.380/06
- Prevention and Combat of Money Laundering (Law 9.613/98) - BACEN Circular 3.461/09

MEETING OF THE BOARD OF DIRECTORS OF MAY 3, 2010 OF ITAÚ UNIBANCO HOLDING S.A.	Page 4

SERGIO RIBEIRO DA COSTA WERLANG
- Market Risk Management – CMN Resolution 3.464/07
- Credit Risk Management – CMN Resolution 3.721/09

Audit Committee
5) To comprise the Audit Committee for the term of office that shall extend until the investiture of those elected at the meeting of the Board of Directors immediately subsequent to the Ordinary General Meeting of 2011, through:

(i) reelection of the Chairman GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economics professor, bearer of Brazilian identity card RG-SSP/DF number 408.776, enrolled in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, and of the members, ALCIDES LOPES TÁPIAS, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 3.262.877, enrolled in the Brazilian tax register (CPF) under number 024.054.828-00, domiciled in the city and state of São Paulo at Av. Paulista, 37, 10th floor, EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES, Brazilian, married, economist, bearer of Brazilian identity card RG-IPF/RJ number 643582, enrolled in the Brazilian tax register (CPF) under number 091.663.357-87, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, and GUY ALMEIDA ANDRADE, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 6.167.379, enrolled in the Brazilian tax register (CPF) under number 771.729.228-91, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima nº 1893, 6th floor;

(ii) election of ALKIMAR RIBEIRO MOURA, Brazilian, legally separated, economist, bearer of Brazilian identity card RG-SSP/SP 5.342.714, enrolled in the Brazilian taxpayers’ register (CPF) under number 031.077.288-53, domiciled in the city and state of São Paulo at Rua Itapeva, 474, 11th  floor;

(iii) non-reelection to the post of financial specialist, TEREZA CRISTINA GROSSI TOGNI, who shall cease to exercise her activities as of this date, a vote of thanks being placed on record for important services rendered to the Company.

6) To appoint a financial specialist to the Audit Committee of the Itaú Unibanco Conglomerate, with responsibilities pursuant to CMN Resolution 3.198 and the Sarbanes-Oxley Act of the United States Congress, the member GUY ALMEIDA ANDRADE, as qualified above, in the light of his proven knowledge in the accounting and auditing areas.

7) To register (i) the submission of the documents substantiating the meeting of the preliminary conditions for eligibility pursuant to articles 146 and 147 of Law 6.404/76 and in the current regulations, particularly CMN Resolution 3.041/02, and (ii) that the investiture of the elected members shall be formulated as soon as the election is ratified by BACEN.

Committees which report to the Board of Directors
8) To nominate the following Directors to make up the Committees listed below for an annual term of office:

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(i) Strategy Committee: Pedro Moreira Salles, Henri Penchas, Israel Vainboim, Ricardo Villela Marino and Roberto Egydio Setubal;

(ii) Capital and Risk Management Committee: Roberto Egydio Setubal, Candido Botelho Bracher, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola and Pedro Luiz Bodin de Moraes;

(iii) Appointments and Corporate Governance Committee: Pedro Moreira Salles, Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Fernando Roberto Moreira Salles, Henri Penchas and Israel Vainboim, and

(iv) Personnel Committee: Pedro Moreira Salles, Roberto Egydio Setubal, Candido Botelho Bracher, Francisco Eduardo de Almeida Pinto and Ricardo Villela Marino.

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo, May 3, 2010. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto,  Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Office